Exhibit 99.1
Suntech Reports First Quarter 2011 Financial Results
· PV shipments increased 63% year-over-year
· Maintains 2011 shipment guidance of 2.2GW
Wuxi, China, May 25, 2011 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, today announced financial results for its first fiscal quarter ended March 31, 2011.
Highlights
•	Total net revenues were $877.0 million in the first quarter of 2011, representing a sequential decrease of 7.2%, and an increase of 49.1% year-over-year.

•	Total PV shipments decreased 3.1% sequentially, and increased 62.9% year-over-year.

•	Consolidated gross profit margin was 19.0% in the first quarter of 2011, compared to 16.2% in the fourth quarter of 2010 and 19.5% in the first quarter of 2010.

•	Net income attributable to holders of ordinary shares was $31.9 million, or $0.17 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•	Suntech achieved 2.2GW of PV cell and module capacity, and 1GW of silicon ingot and wafer capacity as of the end of the first quarter of 2011.

•	Mr. David W. King succeeded Ms. Amy Zhang as Chief Financial Officer in May 2011.
“The first quarter of 2011 was a solid quarter that demonstrated the resilience of Suntech’s business model under challenging market conditions,” said Dr. Zhengrong Shi, Chairman and CEO. “Despite a slight sequential decline in our shipments related to policy uncertainty in Italy, a long winter in Germany and first quarter seasonality, we improved our gross margin from the fourth quarter and continued to diversify our sales across global markets. These outcomes reflect our ongoing efforts to enhance our competitiveness, mitigate policy risk, and position Suntech to increase our share in high-growth emerging markets. In particular, we were pleased to see greater demand in the Chinese solar market during the first quarter.”
“Our recently acquired silicon ingot and wafer facility is now fully integrated and operating smoothly. We expanded annualized wafer production capacity to 1GW and are on track to reach 1.2GW in the second half of 2011. The increasing output of internally produced wafers will drive progressive reduction in wafer costs through 2011. We also continued to expand our cell and module capacity and achieved 2.2GW of capacity by the end of the first quarter of 2011.”

“Lastly, we made an important addition to our management team with the recent appointment of Mr. David King as our new CFO. Mr. King brings extensive financial and management credentials, strong public-company background, a global business perspective, and dedication to sustainability and social responsibility to Suntech. We believe that Mr. King will be a valued asset to the Company as we cement our position as the leader in the solar industry.”
David King, Suntech’s Chief Financial Officer, said, “I’m pleased to join the impressive team at Suntech. It is clear that we are well positioned to benefit from the explosive growth of an industry that is still in its infancy. My key priorities for 2011 will be to strengthen our sales forecast to improve predictability, continue efforts to restructure our balance sheet, and explore opportunities to grow our top line by developing financing solutions for our partners.”
First Quarter 2011 Results
Total net revenues for the first quarter of 2011 were $877.0 million, compared to $945.1 million in the fourth quarter of 2010 and $588.0 million in the first quarter of 2010. The sequential decline of revenues was primarily due to a slight decline in shipments, resulting mainly from policy uncertainty in Italy, and a slight decline in the average selling price of PV products as a result of seasonality, particularly in Germany.
For the first quarter of 2011, gross profit was $166.9 million and gross margin was 19.0% compared to $153.4 million and 16.2%, respectively, in the fourth quarter of 2010; and $114.5 million and 19.5%, respectively, in the first quarter of 2010. The sequential increase in gross margin was primarily due to the lower cost of in-house silicon wafers used in production.
Operating expenses for the first quarter of 2011 increased to $72.4 million, which represented 8.3% of revenues, compared to $63.2 million, or 6.7% of revenues in the fourth quarter of 2010, and $51.0 million, or 8.7% of revenues, in the first quarter of 2010. The sequential increase in operating expenses was primarily due to $6.5 million of non-cash, amortization expenses related to the recent wafer acquisition and integration of the operating team at the wafer subsidiary.
Income from operations was $94.5 million for the first quarter of 2011, compared to $90.2 million in the fourth quarter of 2010 and $63.5 million in the first quarter of 2010.
Net interest expense was $30.3 million in the first quarter of 2011 compared to net interest expense of $23.5 million in the fourth quarter of 2010 and $22.6 million in the first quarter of 2010. Net interest expense in the first quarter of 2011 included $10.3 million in non-cash expenses of which $8.2 million was related to the outstanding convertible notes.
Foreign exchange gain was $29.9 million in the first quarter of 2011 compared to a foreign exchange loss of $2.8 million in the fourth quarter of 2010 and a loss of $24.5 million in the first quarter of 2010. The foreign exchange gain in the first quarter of 2011 was primarily related to the appreciation of the Euro versus the US Dollar.

Net other expense was $56.9 million in the first quarter of 2011, compared with net other expense of $0.4 million in the fourth quarter of 2010 and net other income of $2.8 million in the first quarter of 2010. The net other expense in the first quarter of 2011 was mainly due to mark-to-market losses from foreign exchange hedging activities.
The net impact of losses related to hedging and foreign exchange fluctuations was approximately $25.9 million in the first quarter of 2011.
Equity in earnings of affiliates in the first quarter of 2011 was $0.3 million compared to equity in earnings of affiliates of $323.8 million in the fourth quarter of 2010 and $4.6 million in the first quarter of 2010. The equity in earnings of affiliates in the fourth quarter of 2010 was primarily related to equity income from the Company’s investment in GSF as a result of the appreciation in fair value of GSF investees, and equity income related to the acquisition of the wafer business.
Net income attributable to holders of ordinary shares increased to $31.9 million or $0.17 per diluted ADS for the first quarter of 2011, compared to net income of $358.0 million, or $1.89 per diluted ADS, for the fourth quarter of 2010 and net income of $20.7 million, or $0.11 per diluted ADS, for the first quarter of 2010.
In the first quarter of 2011, the major non-cash related expenses were share-based compensation charges of $3.7 million; $10.3 million of interest expenses, as mentioned above; and depreciation and amortization expenses of $38.2 million.
In the first quarter of 2011, capital expenditures totaled $128.5 million compared to $50.5 million in the fourth quarter of 2010 and $72.4 million in the first quarter of 2010. Capital expenditures in the first quarter of 2011 were related primarily to the expansion of wafer ingot and slicing production equipment.
Cash and cash equivalents totaled $782.6 million as of March 31, 2011, compared with $872.5 million as of December 31, 2010.
Inventory was $550.2 million as of March 31, 2011, compared with $558.2 million as of December 31, 2010.
Accounts receivable totaled $715.6 million as of March 31, 2011, compared with $515.9 million as of December 31, 2010. The increase in accounts receivable was primarily related to a significant proportion of shipments occurring in the third month of the first quarter of 2011.
Short-term borrowings were $1,626.6 million as of March 31, 2011, compared with $1,400.8 million as of December 31, 2010. The increase in short-term borrowings was due primarily to capital for capacity expansion and working capital requirements.

Business Outlook
In the second quarter of 2011, Suntech expects low single digit growth of PV shipments and relatively flat gross margin compared with the first quarter of 2011.
For the fiscal year ending December 31, 2011, Suntech reiterates shipment guidance of 2.2GW of solar products. Due to pricing pressure, Suntech has revised its full year revenue guidance to a range of $3.3 billion to $3.5 billion, subject to changes in foreign exchange rates. Consolidated gross margin for the full year 2011 is now expected to be in the high teens.
Suntech expects to achieve 2.4GW of installed cell and module production capacity by the end of the second quarter 2011, of which 600MW of PV cell capacity will be owned and operated by a joint venture. Suntech expects to achieve 1.2GW of installed wafer capacity by the end of 2011. Full year 2011 capital expenditure expectations are maintained in the range of $250 million to $270 million.
Guidance is based on an assumed exchange rate of $1.41 USD to the Euro.
First Quarter 2011 Conference Call Information
Suntech management will host a conference call today, Wednesday, May 25, 2011, at 8:00a.m. U.S. Eastern Time (which corresponds to 8:00p.m. Beijing/Hong Kong time and 12:00p.m. Greenwich Mean Time on May 25, 2011) to discuss the company’s results.
Dial-in details for the earnings conference call are as follows:

US Toll Free:	+1.866.831.6224
US Toll/International:	+1.617.213.8853
UK:	+ 44.207.365.8426
Hong Kong:	+852.3002.1672
Passcode:	Suntech
A replay of the conference call may be accessed until May 31, 2011 by dialing:

US Toll Free:	+1-888-286-8010
US Toll/International:	+1-617-801-6888
Passcode:	84787325
Additionally, a live and archived webcast of this conference call will be available on the Investors section of Suntech’s website at http://ir.suntech-power.com
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 15,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.
For more information about Suntech’s people and products visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability to increase PV cell production capacity to 2.4GW and wafer capacity to 1.2GW by the end of 2011; expected second quarter 2011 shipments and gross margin; full year 2011 shipment expectations; and 2011 capacity and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
Rory Macpherson
Investor Relations Director
Suntech Power Holdings Co., Ltd.
Tel: +1-415-268-8975
Email: ir@suntech-power.com
Kristen McNally
Executive Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of	As of
	Mar 31,	Dec 31,	Mar 31,
	2011	2010	2010

ASSETS
Current assets:
Cash and cash equivalents	782,593	872,466	677,159
Restricted cash	118,146	142,533	162,762
Inventories	550,191	558,225	314,119
Accounts receivable	715,600	515,875	467,677
—Investee companies of GSF	44,683	10,397	103,970
—from others	670,917	505,478	363,707
Value-added tax recoverable	61,647	92,425	58,948
Advances to suppliers	119,281	84,385	50,195
Other current assets	220,852	146,389	268,391

Total current assets	2,568,310	2,412,298	1,999,251

Property, plant and equipment, net	1,420,339	1,326,218	816,558
Intangible assets, net	145,859	156,009	162,692
Goodwill	278,048	278,021	84,209
Investments in affiliates	556,692	545,884	330,958
Long-term prepayments	212,835	213,836	187,399
Long-term loan to suppliers	52,963	52,963	54,340
Amount due from related parties	93,341	94,139	180,515
Other non-current assets	152,524	137,675	107,378

TOTAL ASSETS	5,480,911	5,217,043	3,923,300

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	1,626,574	1,400,776	835,541
Accounts payable	474,232	456,972	384,316
Convertible notes-current	4,238	406	4,218
Other current liabilities	484,218	511,787	213,263

Total current liabilities	2,589,262	2,369,941	1,437,338

Long-term bank borrowings	202,708	163,341	132,425
Convertible notes-non-current	555,433	551,153	524,242
Accrued warranty costs	88,772	81,016	60,116
Other long-term liabilities	145,160	171,408	138,724

Total liabilities	3,581,335	3,336,859	2,292,845

Total Suntech Power Holdings Co. Ltd. Equity	1,888,882	1,867,652	1,616,677
Noncontrolling interest	10,694	12,532	13,778

Total equity	1,899,576	1,880,184	1,630,455

TOTAL LIABILITIES AND EQUITY	5,480,911	5,217,043	3,923,300

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2011	2010	2010

Total net revenues	877,001	945,082	588,034
- Investee companies of GSF	33,644	53,616	—
- Others	843,357	891,466	588,034
Total cost of revenues	710,141	791,687	473,491

Gross profit	166,860	153,395	114,543

Selling expenses	20,133	22,455	19,984
General and administrative expenses	41,958	30,795	21,477
Research and development expenses	10,270	9,957	9,561

Total operating expenses	72,361	63,207	51,022

Income from operations	94,499	90,188	63,521

Interest expense	(32,382)	(25,945)	(23,436)
Interest income	2,048	2,415	851
Foreign exchange gain (loss)	29,911	(2,784)	(24,542)
Other (expense) income, net	(56,881)	(448)	2,776

Income before income taxes	37,194	63,426	19,170
Tax (expense) provision, net	(5,479)	(28,560)	(3,150)

Net income after taxes before noncontrolling interest and equity in (loss) earnings of affiliates	31,715	34,866	16,020
Added Equity in earnings of affiliates, net of taxes	341	323,750	4,622

Net income	32,056	358,616	20,642

Net (income) loss attributible to the noncontrolling interest	(127)	(598)	63

Net income attributable to ordinary shareholders of Suntech Power Holdings Co., Ltd.	31,929	358,018	20,705

Net income per share and per ADS:
- Basic	0.18	1.99	0.12
- Diluted	0.17	1.89	0.11

Shares and ADSs used in computation:
- Basic	180,152,807	179,834,510	179,298,622
- Diluted	182,466,874	196,053,288	182,268,491
Each ADS represents one ordinary share